Weingarten Realty Investors
2600 Citadel Plaza Drive, Suite 300
Houston, Texas 77008

November 8, 2005

VIA FACSIMILE: 202-772-9210
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Mr. Jeff Ossias

Re:     Weingarten Realty Investors
File No. 333-127969
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
Filed November 1, 2005
Dear Mr. Ossias:

Weingarten Realty Investors as the registrant of the above-captioned registration statement hereby respectfully requests that the above referenced registration statement be permitted to become effective at 4:00 p.m., Eastern Standard Time, on Thursday, November 10, 2005, or as soon thereafter as is practicable. The above named registrant is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934. Specifically, Weingarten Realty Investors acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise our counsel, Gina E. Betts at (214) 740-8000 of any questions.

Very truly yours,

WEINGARTEN REALTY INVESTORS

By:  /s/ Stephen C. Richter
Stephen C. Richter
Executive Vice President and Chief Financial Officer